Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

November 23, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: ZimVie Inc. (f/k/a ZB SpinCo Holdings, Inc.)

Amendment No. 2 to Draft Registration Statement on Form 10

Confidentially Submitted November 12, 2021

CIK No. 0001876588

Dear Ms. Ansart,

On behalf of our client, ZimVie Inc. (f/k/a ZB SpinCo Holdings, Inc.) (the “Company”), we hereby submit this letter in response to the comments (the “Comments”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 19, 2021 with respect to Amendment No. 2 to the Company’s Draft Registration Statement on Form 10, as confidentially submitted to the Staff on November 12, 2021.

For the convenience of the Staff, each of the Comments is restated below in bold type followed by the Company’s response thereto. Concurrently with the submission of this letter, we are confidentially submitting Amendment No. 3 to the Company’s Draft Registration Statement on Form 10 (the “Amended Draft Registration Statement”) reflecting our responses to the Comments set forth below.

Exhibit 99.1 Information Statement

Executive Compensation

Offer Letters with our Expected Named Executive Officers, page 115

1.  We note your revised disclosure starting on page 115 that discusses the offer letters that have been entered into with your expected named executive officers. We also note that you have filed the revised offer letter with your Chief Executive Officer, Mr. Jamali, as Exhibit 10.9. Please also file the offer letters entered into with your other expected named executive officers Mr. Heppenstall, Ms. Whitney, Mr. Kanaglekar and Ms. Kidwell as exhibits or advise us why these agreements are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission

November 23, 2021

Confidential Treatment Requested by ZimVie Inc.

Pursuant to 17 C.F.R. Section 200.83

Response: The Company respectfully advises the Staff that the offer letters of Mr. Heppenstall, Ms. Whitney, Mr. Kanaglekar and Ms. Kidwell have been added to the list of exhibits to be filed as Exhibits 10.10, 10.11, 10.12 and 10.13 respectively, to the Amended Draft Registration Statement.

* * *

We welcome any questions you may have and thank you for your attention to our filings. We request that should you require further clarification or additional information, please direct any questions or comments regarding the foregoing to Morton Pierce at (212) 819-7900 or Michelle Rutta at (212) 819-7864.

Very truly yours,

/s/ Morton A. Pierce
Morton A. Pierce

Copy to:

Vafa Jamali, ZimVie Inc.

Heather Kidwell, ZimVie Inc.

Michelle B. Rutta, White & Case LLP

Suni Sreepada, White & Case LLP